Mail Stop 4561

December 18, 2009

Eberhard Schoneburg
Chief Executive Officer
Artificial Life, Inc.
520 Broadway, Suite 350
Santa Monica, CA 90401

   Re: Artificial Life, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Filed February 10, 2009
     Form 10-Q for the Fiscal Quarter Ended September 30, 2009
     Filed November 9, 2009
     File No. 000-25075

Dear Mr. Schoneburg:

   We have reviewed your response letter dated October 23, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 9, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 8. Financial Statements and Supplementary Data

Note 5. Notes Payable and Extinguishment of Liabilities

Extinguishment of Liabilities, page F-13

1. We note your response to prior comment 1 and the opinion prepared by your outside counsel. While you indicate that "actions upon contracts underlying the liabilities are not probable" based on the statute of limitations defense, it does not appear that the company has been judicially (e.g. as ordered by a court) released of these liabilities pursuant to paragraph 16(b) of SFAS 140. Further, the opinion

provided by counsel does not appear to demonstrate that a release of these obligations has occurred. The Staff believes the threshold for derecognizing a contractual liability is based upon being legally released from such liability (either judicially or by the creditor) and is not based on assessments of probability. Further, whether or not a company is legally released may be a matter of judgment, but that judgment should be based on a legal analysis of whether the release has occurred and not an analysis that is based on probability. Until such time that the derecognition conditions of paragraph 16 of SFAS 140 have been met, these liabilities should remain on your balance sheet. As it appears that these conditions have not been met, your financial statements should be revised to reflect such liabilities. Please amend your Form 10-K or tell us why revision is not required pursuant to paragraph 16 of SFAS 140.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 15

2.   We note that the cash balance at September 30, 2009 has materially decreased. While we note that accounts receivable collections have been impacted by the extension of payment terms during fiscal 2009, it is not readily apparent what other significant factors contributed to the decrease given such other considerations as the increase in accounts payable and the receipt of cash proceeds from the private placement. Please tell us how you considered including a more detailed discussion of the reasons for the significant decline in cash.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filings, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

  You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482, Christine Davis, Assistant Chief Accountant, at (202) 551-3408, or me at (202) 551-3406 if you have questions regarding the above comments.

        Sincerely,

        Patrick Gilmore
        Accounting Branch Chief